UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Notice of Exempt Solicitation

Name of Registrant:	Tesla, Inc.

Name of Person Relying on Exemption:	Connecticut Retirement Plans and Trust Funds

Address of Person Relying on Exemption:	55 Elm Street, Hartford, CT 06106-1773

Vote FOR Proposal #5 to request Board Declassification at Tesla, Inc.
Meeting Date June 6, 2017

Dear Fellow Tesla, Inc. ("Tesla") Shareholder,

At Tesla’s 2017 annual meeting (“AGM”) on June 6, 2017, you will have the opportunity to vote on a shareholder proposal, Proposal #5 in Tesla’s proxy statement, calling for the annual election of all Tesla directors. The Connecticut Retirement Plans and Trust Funds (“CRPTF”), a Tesla shareholder with $31.5 billion in overall assets, filed the proposal with the goal of transitioning the board's governance structure to better meet challenges the company now faces as a maturing public company.

Tesla’s board of directors is classified, so all directors do not stand for election annually. At this year’s AGM, shareholders are entitled to vote on only 3 of Tesla’s 7 directors.

In our view, the board appears to have changed little since Tesla went public.  While we commend the board for its role in Tesla's past success, we believe board independence and director succession planning have not been given the priority they deserve.  We see the annual election of directors as essential to motivating the board to address these concerns and ensuring Tesla's long-term success in the face of developing business plan challenges.

Chairman/CEO Elon Musk's brother has served on the board since 2004.  Directors Gracias, Ehrenpreis and Jurvetson have business relationships with Mr. Musk that might affect their independence:

•	Both the Elon Musk Revocable Trust and Kimbal Musk, Elon Musk’s brother and a Tesla director, are investors in funds advised by Valor Management Corp., of which Mr. Gracias is CEO.

•	Mr. Ehrenpreis and a fund he manages are investors in SpaceX, a company founded and led by Elon Musk.

•	Mr. Jurvetson is a managing director of a firm that is a “significant stockholder” in SpaceX and the Elon Musk Revocable Trust is an investor in a fund managed by the firm.

In addition, Tesla is entering the market for much lower-cost vehicles, and will face competition from new entrants into the electric car and battery market such as BYD,i as well as from traditional automakers.ii Last year, Tesla acquired SolarCity in a deal that generated controversy due to Tesla Chair/CEO Elon Musk’s SolarCity ownership stake and questions about the logic of combining the two companies.iii  We believe the annual election of directors will incentivize more consistent communication between the board and long-term shareholders and strengthen alignment of interests in addressing these challenges.

55 Elm Street, Hartford, Connecticut  06106-1773, Telephone:  (860) 702-3000
An Equal Opportunity Employer

Finally, we believe that annual accountability can lead to increased company performance.  Academic studies have found that classified boards are associated with lower firm valuation,iv poorer pay/performance alignment,v a lower likelihood of CEO termination in the event of poor performance,vi and a higher likelihood of value-destroying acquisitions.vii  Annual director elections have also been found to correlate with greater R&D expenditures that are important for future success.viii

We believe that the annual election of directors would provide shareholders with assurance that the board's responsibilities to long-term shareholders (and not management) will drive their decision making.

Our resolution does not in any way impede the ability of Tesla's board to engage in or implement long-term strategic planning.  Rather, we believe that the annual election of directors would encourage better communication between shareholders and directors and strengthen their alignment of interests.

We urge shareholders to vote "FOR" proposal # 5. If you have any questions or need additional information, please contact Mary Phil Guinan at 860-702-3163 or MP.Guinan@ct.gov.

Regards,

Denise L. Nappier
State Treasurer

[i]
See Robert Ferris, Tesla Stock is 'Fairly Valued' Right Now, but Near-Term Challenges Remain, says Bernstein Analyst, CNBC (Mar. 9, 2017), http://www.cnbc.com/2017/03/09/tesla-stock-is-fairly-valued-right-now-but-near-term-challenges-remain-says-bernstein-analyst.html.

ii
See Russ Mitchell, Despite Tiny Market Share, Big Automakers are Backing Electric Cars, Seattle Times (Nov. 20, 2016), http://www.seattletimes.com/business/technology/despite-tiny-market-share-big-automakers-are-backing-electric-cars/.

iii
See, e.g., Charley Grant & Spencer Jakab, Tesla Buying SolarCity: This Deal Defies Common Sense, Wall. St. J. (June 21, 2016), https://www.wsj.com/articles/tesla-buying-solarcity-this-deal-defies-common-sense-1466547751; Seth Giegerman, Tesla Shareholders Approve SolarCity Merger, CNN (Nov. 17, 2016), http://money.cnn.com/2016/11/17/technology/tesla-solarcity-merger/.

iv	Lucian A. Bebchuk & Alma Cohen, The Costs of Entrenched Boards, 78 J. Fin. Econ. 409 (2005).

[v]	Omumunmi Faleye, Classified Boards, Firm Value and Managerial Entrenchment, 83 J. Fin. Econ. 83501 (2007).

vi	Id.

vii	Ronald W. Masulis, Cong Wang & Fei Xie, Corporate Governance and Acquirer Returns (May 29, 2005), http://apps.olin.wustl.edu/jfi/pdf/corp.gov.and.acquirer.returns.pdf.

viii	Olubunmi Faleye, Classified Boards, Stability, and Strategic Risk Taking, Fin. Analysts J., Jan./Feb. 2009, at 54.

This is not a solicitation of proxy authority. Please DO NOT send us your proxy card; the CRPTF urges shareholders to vote FOR Proposal number 5 following the instruction provided on the company’s proxy mailing.